UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

WELIVV, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 Silverside Rd, Ste #366, Wilmington, DE	19809
(Address of principal executive offices)	(Zip Code)

646-519-4336

Registrant’s telephone number, including area code

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “WeLivv, Inc.”, “WeLivv”, “Moro”, “Applaudable”, “we,” “us,” “our,” or the “Company” mean WeLivv, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

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OUR BUSINESS

WeLivv, Inc. was incorporated as a C-corporation in Delaware on April 15, 2016 by Andrew Christodoulides, the Company’s founder and current Chief Executive Officer.

Since its founding, the Company has been headquartered in New York, New York, but has no central, physical office. Today, many of its employees and contractors work virtually and are located around the world.

From its incorporation through August 2020, the Company did business as “WeLivv” and through its website: www.welivv.com, which initially went live in early 2017. On March 4, 2021, the Company filed a certificate of assumed name with the State of Delaware to begin operating as “Moro.” It correspondingly replaced its website URL with its current website URL: www.moro.com.

In June 2020, the Company began development on a second social media platform that it subsequently named “Applaudable,” Applaudable conducts business through the website URL: www.applaudable.com. Although Applaudable is expected to drive some incremental visitors and sales to Moro.com, the two sites are not dependent on each other and Applaudable.com’s primary goal is to generate revenue independently from Moro.

Business Overview

Applaudable is a social media platform that will allow users to share positive personal experiences that they believe have the potential to inspire and inform improvements in the lives of others. These experiences will be distributed through a content feed and search function, as well as through the profile of their respective users, on http://applaudable.com and through mobile applications. Applaudable has been designed to embed data in users’ posts that facilitate the emulation of the activities depicted in the posts. For example - using functionality anticipated in future releases - the Company expects that users will be able to purchase items depicted in posts, and make reservations and travel plans to emulate activities depicted in posts. Such transactions will be conducted directly from posts on the Applaudable app. The Company expects to generate revenue from transactions both by receiving referral fees from third party eCommerce sites who fulfill such purchases; and from driving revenue to eCommerce platforms it owns or expects to develop, in various consumer goods verticals. Applaudable has been fully designed, has more than 85,000 users already pre-registered, and has been released in private beta; the Company anticipates that it will be released in public beta for desktop and mobile in the second quarter of 2023, at which time the pre-registered users will be granted full access.

The Company’s Moro eCommerce platform sells high-end home furnishings through its desktop and mobile eCommerce sites. Unlike search engines like Google and e-retailers like Y-Lighting and Wayfair where products are generally presented as free-floating search results, Moro seeks to contextualize each item by presenting it within a physical context. For example, if a customer is searching for a lighting fixture, Moro aims to present the fixture results not as a series of photographs of the fixture itself floating against a white background, but rather incorporated in a well-designed home setting. Moro has approximately 6,000,000 photographs from more than 24,000 professional users who have registered with the site, and approximately 120,000 products within these photographs are tagged for purchase on its platform, including leading brands such as MillerKnoll, Mooi, Ethnicraft, and Qeeboo. In Q4 2022, the Company made the decision to transition Moro to operating in an organic mode and halting investments in marketing, advertising or development activities, in order to concentrate its resources and focus on Applaudable. Accordingly, the Company does anticipate generating material revenues from Moro in the near term.

The Company anticipates that as Applaudable’s full expected functionality is implemented, including the ability to make purchase transactions of items depicted in posts directly from the app, that it will invest anew in Moro, and launch eCommerce platforms in other categories of consumer goods to capture revenue generated from the Applaudable platform.

Employees

The Company has approximately 32 contractors, 5 part-time employees, and 2 full time employees, consisting of Andrew Christodoulides (CEO) and Laurence Levi (Chief Strategy Officer).

Legal Proceedings

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Dependence on Critical Customers, Suppliers, or Contracts

Although we rely on a number of suppliers and vendors, no one supplier or vendor is critical to the success of our business model. Additionally, our customer base consists of a large number of diverse individuals, so we are not dependent on any key customer.

Regulation

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate. This does not mean that licensing requirements may not be introduced in one or more jurisdiction in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

Intellectual Property

On March 27, 2020, the Company filed an application to register the trademark “Moro” with the United States Patent & Trade Office (“USPTO”). The USPTO granted that registration on January 10, 2023, as registration number 6950447.

On November 8, 2022, the Company filed an “intent to use” application to register the trademark “Applaudable” with the USPTO. That application is currently pending, as serial number 97587706.

On August 18, 2021, the Company completed writing its provisional patents for (1) “Systems and Methods for Tagging and Searching Data” and (2) “Systems and Methods for Profile Discovery and Networking.”

Additionally, we rely on confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Competitive Conditions

With respect to Moro.com, the Company directly competes with numerous companies across several key channels: physical retail, manufacturers directly, and e-commerce. Given the breadth of potential competitors, we generally consider only those companies that sell the same products as Moro as direct competitors. The following is a breakdown of our director competitors by channel:

●	Physical Retail: This channel is primarily made up of many small multi-brand retailers, as well as branded manufacturer-retail shops. This channel has been losing market share for years, and this was accelerated by COVID.

●	Manufacturers: Based on our experience, approximately 20% of manufacturers sell directly. Their prices typically conform to their standard MSRP policies so that they do not undermine Moro or the rest of their retail or e-commerce partners.

●	E-Commerce: We consider the following companies to be our principal competitors based on the type and breadth of products each offers through its e-commerce platform: Houzz, 1st Dibs, YDesign Group, DWR, and Wayfair. Pricing is generally the same across all competitors, as manufacturers typically set a fixed wholesale price. The differentiating factors are generally the breadth of the product offering, the trust of the e-commerce brand largely based on name recognition, and the user experience.

As most e-commerce home furnishing platforms like Moro generally receive the same wholesale price from the manufacturer or distributor, the main point of differentiation between us and competitors relates to user experience.

We believe most of our competitors share the same core shortcoming in how they display results to users, which makes it more difficult for consumers to discover, select, and ultimately purchase home furnishings.

For example, search engines such as Google and ecommerce retailers such as Amazon, YLighting and Wayfair have the ability to return a significant number of results, but the results are generally displayed as free-floating product images or incorporated into staged home setting environments in photographs provided by product manufacturers, rather than through curated user-generated photos of home settings, as Moro.com does. We believe seeing the product in authentic context is critical to how consumers evaluate the style and caliber of an individual item.

The challenge is compounded by consumers’ limited name recognition of leading brands in the lighting and home furnishings categories. These categories lack the level of brand awareness enjoyed by leading brands in other high- end product markets; in other words, we believe there is generally no equivalent of an Apple, Nike or Prada in home goods. Consumers consequently have a limited ability to use brands as a proxy for quality or desirability. Providing the context in our product photographs of high-end homes, provides important cues about the caliber of the home furnishings consumers view, which are absent in the undifferentiated set of free-floating images against a white background that many of our competitors present.

Conversely, online communities like Pinterest and Houzz provide abundant context, including photographs of furnishings in home settings, but the user experience is poor because users find it difficult to complete a purchase directly on the site. Many consumers who attempt to purchase items through those platforms regularly encounter issues such as broken, inaccurate, or non-existent links. We believe this is the result of those platforms’ inability to date to tag each furnishing accurately in each photograph that is displayed on its platform.

We believe Moro is unique in providing both essential elements for transacting with confidence: the context of seeing product images in actual homes that provides critical decision support and a “shoppable” experience that allows consumers to instantly purchase the products they see in those images with accurate links to products from home furnishing brands. In short, Moro fundamentally improves the online shopping experience.

With respect to Applaudable, the competitive environment is primarily large and established social media like Instagram and Facebook, and to a lesser extent, more specialized social media platforms like Clubhouse. While the established social media platforms have achieved enormous scale, we believe that they suffer from two principal shortcomings which Applaudable seeks to address. First, user posts are frequently of a superficial, “living my best life” nature, which has been repeatedly cited as creating a toxic environment for users who consume those posts. We believe Applaudable’s ethos of focusing on sharing the experiences that give life meaning, will create a far more affirming, beneficial user experience. Second, user posts on established social media platforms lack utility. In general, posts lack the information required for users to easily purchase the goods or services depicted in posts. Applaudable will seek to provide embedded data in user posts that permit other users to emulate the experiences they see shared, by purchasing them directly from the post, and doing so while remaining on the Applaudable platform.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2022 and December 31, 2021 should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Basis of Presentation

Net revenues. We generate revenues from the sale of products via our Moro.com platform.

Cost of revenues. Our cost of revenues is the expense of purchasing inventory from a manufacturer or distributor, as well as merchant fees.

Advertising and marketing expenses. Our advertising and marketing expenses include advertising, marketing, and similar expenses.

General and administrative expenses. Our general and administrative expenses include overhead, executive compensation, independent contractors, meals and entertainment, software expenses, legal, and similar expenses.

Comparison of years ended December 31, 2022, and December 31, 2021

The following table sets forth key components of our results of operations during the years ended December 31, 2022, and 2021, both in dollars and percentage of our revenues.

For the year ended December 31,	2022	2021

Revenues, net	$1,758,421	$828,843
Cost of revenues	1,485,947	427,194

Gross Profit (loss)	272,474	401,649

Operating cost and expenses:
Advertising and marketing	533,356	484,459
General and administrative	1,486,961	851,641

Total operating expenses	2,020,317	1,336,100

Net income (loss) from operations	(1,747,843)	(934,451)

Other income (expense):
Interest expense	(63,986)	(119,559)
Change in fair value of future equity obligations	(126,344)	(742,384)

Total other income (expense)	(190,330)	(861,943)

Net income before provision for income franchise tax expense	(1,938,173)	(1,796,394)

Provision for income and franchise taxes	-	-

Net loss	$(1,938,173)	$(1,796,394)

Weighted average common shares outstanding - basic and diluted	5,872,639	5,262,918

Net loss per common share - basic and diluted	-33%	-34%

Net revenues. Our total revenues were $1,758,421 for the year ended December 31, 2022 as compared to $828,843 for the year ended December 31, 2021, an increase decrease of $929,578 or 112%. The period-over-period increase was principally driven by an increase in brands and products offer on the Moro.com platform. In addition, the effects of COVID on the interior design market continued to diminish which allowed many professional interior design projects to proceed that had been put on hold in 2021 and 2020.

Cost of revenues. Our cost of revenues increased by $1,058,753, or 248%, to $1,485,947 for year ended December 31, 2022 compared to $427,194 for the year ended December 31, 2021. Such increase was primarily due to a growth in sales volume compared to the prior year.

Advertising and marketing expenses. Our advertising and marketing expenses increased by $48,987, or 10%, to $553,356 for the year ended December 31, 2022, from $484,459 prior year.. Such increase was primarily due to an increase om marketing efforts.

General and administrative expenses. Our general and administrative expenses increased by $399,037, or 47%, to $1,250,678 the year ended December 31, 2022 from $851,641 for the prior year, primarily driven by an increase in accounting and legal professional fees, and shipping and freight costs.

Net loss. As a result of the cumulative effect of the factors described above, our net loss increased by ($94,504), or 5%, to ($1,701,890) for the year ended December 31, 2022 from ($1,796,394) for the year ended December 31, 2021.

Liquidity & Capital Resources

As of December 31, 2022, we had cash and cash equivalents in the amount of $191,872. Total liabilities were $3,218,366, of which $300,533 consisted of operating liabilities. The remaining liabilities consisted of related party loans of $80,000; Paycheck Protection and EIDL loans of $602,295, $27,671 of accrued interest, and $2,078,867 of future equity obligations. Our average monthly burn rate for the year (i.e., the rate at which we are losing money) was approximately $142,000.

Historically, we have funded our burn rate through the private placements of debt and equity securities, and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for product development, operating activities, and other working capital needs. We intend to fund our operations through increased revenue from operations in the coming periods, as well as from capital raised through future offerings of securities.

In 2022, we conducted two financings. The first was the continuation of our Series A, through which we sold shares of our Class B Non-Voting common stock pursuant to Regulation A of the Securities Act, which commenced on or about October 25, 2021. That offering closed on or about June 5, 2022 and raised $1,861,552. We commenced a second financing on or about November 21, 2022, through which we offered shares of our Class B Non-Voting common stock pursuant to Regulation D of the Securities Act. As of December 31, 2022, we had raised a total of $125,000.

In Q4 2022, we commenced a review of WeLivv’s overall strategy to assess the degree to which we had sufficient resources to simultaneously drive the development of both the Moro and Applaudable platforms.

Our eventual goal with the Applaudable platform is to monetize purchases that originate on the Applaudable platform, by facilitating in-app purchases that are directed in some cases to third party affiliates, and in some cases to ecommerce sites owned by WeLivv, including Moro. While we believe that the Moro ecommerce platform has built a strong UI and UX, and an attractive roster of home furnishings brands, we determined that it was prudent to shift resources from Moro to Applaudable until we approach the go-live date for Applaudable’s anticipated in-app transaction capability.

Accordingly, we are operating Moro in an “organic mode” rather than investing in driving traffic to Moro, further refining the UX and UI, and making further investments in merchandising and other aspects of the business. We therefore do not expect Moro to generate material revenues for WeLivv in the near to medium term, and consequently intend to fund our operations through capital raised through future securities offerings.

The following table sets forth a summary of our cash flows for the years ended December 31, 2022, and 2021:

For the year ended December 31,	2022	2021

Net cash used in operating activities	$(1,969,805)	$(827,372)

Net case used in investing activities	(22,932)	(22,932)

Net cash provided by financing activities	2,116,298	503,540

Net increase (decrease) in cash and cash equivalents	123,561	(323,832)
Cash and cash equivalents, beginning of period	68,311	392,143
Cash and cash equivalents, end of period	$191,872.0	$68,311

Supplimental cash flow information
Cash paid for interest epxense	$-	$-
Cash paid for taxes	$-	$-

Non-cash investing and financing activities
Subscription receivable for sale of common stock	$-	$24

Trend Information

As described in Liquidity & Capital Resources, we do not expect Moro to generate material revenues for the near to medium term. We are focused on achieving the full public launch of Applaudable on the iOS and Android mobile platforms and on desktop, and ultimately, on achieving monthly active user metrics that indicate that we are attracting and retaining users in a sufficient quantity to build a valuable social media ecosystem and benefit from the viral effect created by increasing user engagement.

Our ability to execute our business plan depends on our ability to raise capital through future offerings of securities. Related delays or poor results would constrain our ability to dedicate the resources we would like to developing Applaudable.com, and marketing and sales efforts to attract new users.

DIRECTORS & OFFICERS

The following table sets forth the name and position of each of our current executive officers, directors, and significant employees:

Name	Position	Age	Term of Office	Approximate Hours Per Week for Part Time Employees/Contractors
Andrew Christodoulides	Founder, CEO, Director	43	April 2016	Full-Time
Laurence Levi	Chief Strategy Officer, Director (Executive Chairman)	52	November 2020	Full-Time

There are no family relationships between any director or executive officer. However, the Mr. Christodoulides and the Company’s bookkeeper, Claudine Morgan, are married. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and mother minor offenses.

Executive Officers

Andrew Christodoulides, Founder, CEO, and Director. Andrew founded Moro after building home decor ecommerce firm Original Pad to $4 million in annual revenue, during which he concluded that a new platform, which ultimately became Moro, could radically improve the online home goods shopping experience.  Andrew previously founded call center outsourcing firm Acena with $500 of seed capital and sold it for over $1 million to industry leader Map Communications.

Laurence Levi, Chief Strategy Office and Executive Chairman. Laurence serves as the Company’s Chief Strategy Officer and Executive Chairman, with responsibility for corporate strategy and capital markets.  Laurence was previously the Chief Strategy Officer of global cannabis firm Flowr Corp. (TSXV: FLWR).  He is the founder of consumer private equity firm VO2 Partners, and was formerly a transactional attorney with Latham & Watkins.

Directors and Advisors

As of December 31, 2022, the Company’s board of directors consists of two directors, Andrew Christodoulides and Laurence Levi, who each serve one-year terms. In addition, the Company’s advisory board includes Ben Uretsky.

Ben Uretsky, Advisory Board. Ben is the Chairman of Moro’s Advisory Board.  He is the co-founder and Chief Operations Officer of online home buying platform Welcome Homes, and was the founder and previous CEO of cloud infrastructure firm Digital Ocean (NYSE: DOCN), which Ben launched at Techstars and currently has a market capitalization of $4.58 Billion.

Compensation of Directors & Executive Officers

The following table sets forth the annual compensation of each of the three* highest paid persons who were executive officers or directors during our last completed fiscal year ended December 31, 2022.

Name	Capacities in which Compensation was received	Cash Compensation ($)	Other Compensation	Total Compensation ($)
Andrew Christodoulides	CEO	$260,000	None	$260,000
Laurence Levi	Chief Strategy Officer	$83,333	$16,666 (deferred compensation)	$100,000

*	The Company has only two executive officers. The Company does not currently compensate any individual specifically for their role as a director.

The Company may increase its compensation to the above officers and directors through a combination of cash and potential equity incentives, as well as hire or promote other individuals to executive positions with commensurate compensation. On occasion, the Company did pay certain personal expenses on behalf Mr. Christodoulides, with those expenses going against his annual compensation. Additionally, the Company pays the portion of Mr. Christodoulides’s apartment rental allocated to home office space, as the company does not have a separate principal office, in the amount of 35% of the total rent.

Employment Agreements

We currently have no written employment agreement with any executive officer. Their compensation is and will be as determined by the board of directors from time to time based upon such factors as are deemed appropriate.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our voting stock as of December 31, 2022 (i) by each of our officers and directors who beneficially own more than 10% of our outstanding stock; (ii) by all of our officers and directors as a group; and (iii) by each person who is known by us to beneficially own more than 10% of our outstanding stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as set forth below, each of the beneficial owners listed below has direct ownership of and sole voting power and investment power with respect to the shares. Unless otherwise specified, the address of each of the persons set forth below is in care of our company at 501 Silverside Rd, Suite or PMB #366, Wilmington, DE 19809.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable(1)	Percent ownership on fully diluted basis(2)
Common Stock – Class A	Andrew Christodoulides	4,875,000	None.	67%
Common Stock – Class A	All directors and officers as a group(3)	5,137,918	Laurence Levi holds vested options that give him the right to purchase 442,500 shares of Class A Voting common stock at $3.80 per share.	70%

(1)	Includes any securities acquirable within 60 days in accordance with SEC Rule 13d-3(d)(1).
(2)	Calculation of the number of shares that may be issued on a fully-diluted basis requires certain assumptions – in particular, related to the conversion of the CrowdSAFE and the exercise of the warrants and options.
(3)	The directors and officers include Andrew Christodoulides and Laurence Levi.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions during our last two completed fiscal years (2022 and 2021), or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On March 29, 2021, the Company issued options to acquire 3,076 shares of Class A Voting common stock to Claude Zoghzoghi, with an exercise price set at the fair market value of the shares as of the date of the grant.

In August of 2021, Claudine Morgan, the wife of the Company’s CEO, issued a demand note to the Company in the amount of $80,000, which accrues interest at a rate of 2.75% per annum. The loan was approved by the Company’s board of directors in order to help the Company fund operations as it raises additional capital through its Series A.

On March 31, 2022, the Company issued options to acquire 590,000 shares of Class A Voting common stock to Laurence Levi, with an exercise price set at the fair market value of the shares as of the date of the grant.

The Company has received advances from its CEO, founder, and majority stockholder, Andrew Christodoulides, since inception. As of December 31, 2022, the balance of the advances owed to the founder was $49,592. These advances have no interest rate or specified maturity date.

OTHER INFORMATION

None.

FINANCIAL STATEMENTS

WELIVV dba MORO, INC.

Financial Statements

For the Year Ended December 31, 2022 and December 31, 2021

AUDITED

(Expressed in US Dollars $)

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INDEPENDENT ACCOUNTANT’S Audit REPORT

To the Board of Directors
WeLIVV, Inc.

New York

Opinion

We have audited the financial statements of WeLIVV, Inc., which comprise the balance sheets as of December 31, 2022, and December 31, 2021, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of WeLIVV, Inc., as of December 31, 2022, and December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of WeLIVV, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLIVV, Inc.’s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WeLIVV, Inc.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about WeLIVV, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

April 24, 2023

Los Angeles, California

WeLIVV INC.

Balance Sheet

As of December 31,	2022	2021

ASSETS

Current assets
Cash and cash equivalents	$191,872	$68,311
Inventories	31,906
Vendor deposits	43,718	225,694

Total current assets	267,496	294,005

Intangible assets, net	22,932	-

TOTAL ASSETS	$290,428	$294,005

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$107,687	$62,997
Accrued liabilities	149,371	129,380
Deferred revenue	61,575	317,600
Accrued interest	27,671	329,993
Due to related parties	49,593	5,635
Notes payable, current	129,000	-
Convertible notes, current	-	887,500

Total current liabilities	524,897	1,733,105

Future equity obligations	2,078,867	1,812,384
Paycheck protection plan loan, net of current maturities	470,995	492,329
Related party loans, net of current maturities	80,000	80,000
Convertible notes, net of current maturities	-	-
Economic injury disaster loan	131,300	131,300

Total liabilibites	3,286,059	4,249,118

Stockholders’ deficit
Series A preferred stock	-	-
Undesignated preferred stock	-	-
Class A common stock	588	527
Class B common stock	-	-
CF shadow series common stock	-	-
Undesignated common stock	-	-
Additional paid-in capital	3,068,753	5,005
Subscription receivable	(738)	(738)
Equity issuance costs	(183,446)	(17,292)
Accumulated deficit	(5,880,788)	(3,942,615)

Total stockholders’ deficit	(2,995,631)	(3,955,113)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	290,428	$294,005

See accompanying notes to the financial statements

WeLIVV Inc.

Statements of Operations

For the year ended December 31,	2022	2021

Revenues, net	$1,758,421	$828,843
Cost of revenues	1,485,947	427,194

Gross Profit (loss)	272,474	401,649

Operating cost and expenses:
Advertising and marketing	533,356	484,459
General and administrative	1,486,961	851,641

Total operating expenses	2,020,317	1,336,100

Net income (loss) from operations	(1,747,843)	(934,451)

Other income (expense):
Interest expense	(63,986)	(119,559)
Change in fair value of future equity obligations	(126,344)	(742,384)

Total other income (expense)	(190,330)	(861,943)

Net income before provision for income franchise tax expense	(1,938,173)	(1,796,394)

Provision for income and franchise taxes	-	-

Net loss	$(1,938,173)	$(1,796,394)

Weighted average common shares outstanding - basic and diluted	5,872,639	5,262,918

Net loss per common share - basic and diluted	-33%	-34%

See accompanying notes to the financial statements

WeLIVV INC.

Statements of Changes in Stockholders’ Equity

	Class A Voting		Additional		Equity		Total
	Common Stock		Paid-in	Subscription	Issuance	Accumulated	Shareholders’
	Shares	Amount	Capital	Receivable	Costs	Deficit	Deficit

Balance as of December 31, 2020	5,027,918	$503	$-	$(503)	$-	$(2,146,221)	$(2,146,221)
Issuance of common stock	-	-	-	-	(17,292)	-	(17,292)
Stock option compensation	235,000	24	5,005	(235)	-	-	4,794
Net loss	-	-	-	-	-	(1,796,394)	(1,796,394)
Balance as of December 31, 2021	5,262,918	$527	$5,005	$(738)	$(17,292)	$(3,942,615)	$(3,955,113)
Issuance of common stock	609,721	61	3,063,748	-	(166,154)	-	2,897,655
Stock option compensation	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(1,938,173)	(1,938,173)
Balance as of December 31, 2022	5,872,639	$588	$3,068,753	$(738)	$(183,446)	$(5,880,788)	$(2,995,631)

See accompanying notes to the financial statements

WeLIVV INC.

Statements of Cash Flows

For the year ended December 31,	2022	2021

Net loss	$(1,938,173)	$(1,796,394)
Adjustment to reconcile net income to net cash used in operating activities:
Change in fair value of future equity obligations	266,483	742,384
Stock-based compensation	1,523	4,794
Adjustments to accumulated deficit (increase) decrease in assets:
Vendor deposits	181,976	(225,694)
Inventory	(31,906)
Adjustments to accumulated deficit increase (decrease) in liabilities:
Accounts payable	44,690	57,772
Accrued liabilities	19,991	129,380
Accrued interest	(302,322)	119,549
Deferred revenue	(256,025)	257,627
Due/(from) to related parties	43,958	(116,790)

Net cash used in operating activities	(1,969,805)	(827,372)

Cash flows from investing activities
Purchase of intangible assets	(22,932)	-
Net case used in investing activities	(22,932)	-

Cash flows from financing activities
Class B Non-Voting Common Stock and Warrant Purchase Agreements – Bridge Equity Financing	125,000	212,500
Proceeds from issuance of common stock, net of note conversions	2,049,786	-
Issuance of notes payable	129,000	-
Equity issuance costs	(166,154)	(17,292)
Proceeds from related party loan	-	80,000
Proceeds from/(payments of) paycheck protection program loans	(21,334)	228,332

Net cash provided by financing activities	2,116,298	503,540

Net increase (decrease) in cash and cash equivalents	123,561	(323,832)
Cash and cash equivalents, beginning of period	68,311	392,143
Cash and cash equivalents, end of period	$191,872	$68,311

Supplimental cash flow information
Cash paid for interest epxense	$-	$-
Cash paid for taxes	$-	$-

Non-cash investing and financing activities
Value of convertible notes, plus accrued interest converted to common stock	$1,277,374	$-
Subscription receivable for sale of common stock	$-	$24

See accompanying notes to the financial statements

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

1.	NATURE OF OPERATIONS

WeLivv Inc. dba Moro was incorporated in the State of Delaware on April 15, 2016 (“Inception”). The financial statements of WeLivv Inc. (which may e referred to as the “Company, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in the state of New York and began operations in 2016.

The Company operates an online home furnishings marketplace to connect designers, product creators and consumers.

2.	summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventories

All inventory is drop-shipped from the supplier after the customer has made a purchase through the Company’s online platforms. As such the company does not maintain any inventory of its own.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2022, and 2021, is $0, respectively. All fixed assets are fully depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2022, and 2021.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

Leases

As a result of the COVID-19 pandemic, the company vacated its office in May 2020 and currently conducts all business virtually. However, the Company is a party to a lease agreement for premises used by Andrew Christodoulides. The Company evaluates future lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes. Any lease that does not meet the criteria for a capital lease is accounted for as an operating lease. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. Assets under capital leases are amortized using the straight-line method over the lease term. Amortization of assets under capital leases is included in depreciation expense.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Future equity obligations

The Company has issued Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Notes 5 and 6).

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Net loss per share

Net earnings or loss per share is computed by dividing net income or loss by the weighted- average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022, diluted net loss per share is the same as basic net loss per share. As of December 31, 2022, potentially dilutive securities included the Company’s outstanding stock options (see Note 8). As of December 31, 2022, there were an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 6).

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

Income Taxes

WeLivv Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price to performance obligations in the contract

5)	Recognize revenue as the performance obligation is satisfied.

The Company generates revenue and profit margin through an online home furnishings marketplace to connect designers, product creators and consumers, and drop-ships purchases to the customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $533,356 and $484,459, respectively, which is included in sales and marketing expenses.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation- Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expenses in its statements of operations in the same manner in which the award recipient’s costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black- Scholes option-pricing model. The Company is a private company and lacks company- specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so in the future. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization.  This widespread disease impacted the Company’s business operations, including its employees, customers, vendors, and communities.  The COVID-19 pandemic may continue to impact the Company’s business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.  The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals’ actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.  These factors may adversely impact consumer and business spending on products as well as customers’ ability to pay for products and services on an ongoing basis.  This uncertainty also affects management’s accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

3.	DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2022	2021

Accrued expenses	$18,100	$21,311
Credit cards	109,504	86,302
Payroll liabilities	21,767	21,767
Total accrued liabilities	$149,371	$129,380

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of December 31,	2022	2021

Computers	$7,167	$7,167
Furniture and fixtures	1,916	1,916
Total cost	9,083	9,083
Accumulated depreciation	(9,083)	(9,083)
Property and equipment, net	$-	$-

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and December 31, 2021, was in the amount of $0.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

5.	Fair Value Measurements

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

Fair Value Measurements
	As of December 31, 2021 Using:
Liabilities	Level 1	Level 2	Level 3

Future equity obligations	$-	$-	$1,812,384

	As of December 31, 2022 Using:
Liabilities	Level 1	Level 2	Level 3

Future equity obligations	$-	$-	$2,078,867

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact on the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2022, and December 31, 2021:

Future Equity
Obligations
Balance, December 31, 2020	1,070,000
Change in fair value	742,384
Balance, December 31, 2021	$1,812,384
Change in fair value	$266,483
Balance, December 31, 2022	$2,078,867

During the year ended December 31, 2022, the changes in the fair value resulted from an adjustment to these valuations and estimates made to the probability of the various outcomes.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

6.	Future equity obligations

In July 2019 the Company initiated a Regulation Crowdfunding (“Regulation CF”) offering of Crowdfunding Simple Agreement for Future Equity (“Crowd SAFE”) securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, is subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $1,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represents the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equals the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the SAFE Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold with a discount rate of 24%, whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts.

7.	CAPITALIZATION and equity transactions

As of December 31, 2022, and December 31, 2021, the Company was authorized to issue 15,000,000 shares of stock, which consisted of 10,000,000 shares of par value $0.0001 Common Stock and 5,000,000 shares of par value $0.0001 Preferred Stock.

 Preferred stock

The Company designated 171,068 shares of its preferred stock Series A Preferred Stock, with 4,828,932 shares of preferred stock undesignated. As of December 31, 2022, and December 31, 2021, 173,906 and 0 shares, respectively, of Preferred Stock have been issued and are outstanding. The Company subsequently amended its certificate on January 9, 2023 to, in relevant part, increase the number of authorized shares of Series A Preferred Stock to 200,000.

Common stock

The Company designated its Common Stock as 8,000,000 shares of Class A Voting Common Stock, 1,270,410 shares of Class B Non-Voting Common Stock, and 285,271 shares of CF Shadow Series stock, with 444,319 shares of common stock undesignated. As of December 31, 2022, and December 31, 2021, 5,262,918 shares of Class A Voting Common Stock have been issued and are outstanding. As of December 31, 2022, and December 31, 2021, 427,481 and 0  of Class B Non-Voting have been issued and are outstanding. As of December 31, 2022 no CF Shadow Series stock has been issued.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

Voting

The holders of the Class A Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of the Class B Non-Voting common stock do not have any voting rights, except as otherwise required by the Delaware General Corporation Law. The holders of the Series A preferred stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except that they are not entitled to vote for the directors of the corporation.

Regulation A offering

In November 2021, the Company initiated a Regulation A crowd-funding securities offering. The Company offered a maximum of 1,127,819 shares of its Class B Non-Voting Common Stock at a price of $6.65 per share for aggregate maximum gross proceeds of $7,500,000 (the “Offering”).

There was no minimum number of shares that had to be sold to close the Offering. The minimum initial investment amount per subscriber was $266. The Offering was conducted on a “best-efforts” basis pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings directly by the Company and on the Republic platform pursuant to an agreement entered into with Open Deal Broker LLC (“ODB”), an SEC registered broker-dealer that is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”).

In consideration for ODB’s services, ODB received in cash (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $2,000,000, a 6% commission on the dollar value of the securities issued to investors in this Offering; (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $2,000,000 but not greater than $5,000,000, a 4% commission on the dollar value of the securities issued to investors in this Offering; and (iii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 2% commission on the dollar value of the securities issued to investors in this Offering.

Excepted from the cash commission calculation are those securities sold to any investor which the company has pre-identified to ODB and invests $25,000 or more in the Offering (“Excepted Investors”). Additionally, ODB received in securities of the same type as issued in this Offering, (i) for the dollar value of securities sold to investors pursuant to this Offering up to but not in excess of $5,000,000, a 2% securities commission; and (ii) for the dollar value of securities sold to investors pursuant to this Offering in excess of $5,000,000; a 1% securities commission.

The Regulation A offering closed on June 5, 2022, and raised $1,861,552.

2022 Equity Bridge Offering

During November and December 2022, the Company raised an additional $125,000 through an Equity Bridge Offering of its Class B Non-Voting Common Stock at a price of $6.65 per share.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

8.	2017 Equity incentive plan

On October 4, 2017, the Company adopted the Company’s 2017 Stock Plan (the “2017 Plan”). The 2017 Plan is intended to promote the interests of the Company, by providing eligible persons in the Company’s employ or service with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to continue in such employ or service. The Company initially reserved 555,556 shares of common stock issuable upon the grant of awards. The Company subsequently increased the reserved stock to 1,055,556 on May 1, 2021.

On March 31, 2021, under the 2017 Plan, the Company issued options to an employee to purchase an aggregate of 3,076 shares of Class A voting common stock at an exercise price of $3.80. The exercise price for each option awards reflects the fair market value of the outstanding stock on the date of the grant as determined by the board of directors. Shares purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company’s favor. The options vest quarterly through March 30, 2023, and have an expiration date of March 31, 2031.

On March 21, 2022, under the 2017 Plan, the Company issued options to two employees to purchase an aggregate of 592,187 chase of Class A voting common stock at an exercise price of $3.80. The exercise price for each option awards reflect the fair market value of the outstanding stock on the date of the grant as determined by the board of directors. Share purchased upon exercise of these options are subject to certain restrictions including a right of first refusal in the Company’s favor. The options vest quarterly through March 30, 2024, and have an expiration date of March 31, 2032.

A summary of information related to stock options for the years ended December 31, 2022, is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding, December 31, 2020	-	$-	$-
Granted	3,076	3.80	8,767
Exercised	-	-	-
Forfeited	-	-	-
Outstanding, December 31, 2021	3,076	$3.80	$8,767
Granted	592,187	3.80	$2,250,311
Exercised	-	-	-
Forfeited	-	-	-
Outstanding, December 31, 2022	595,263	$3.80	$2,259,078

Weighted average grant date fair value of options granted during the year	$2.05
Weighted average durations (years) to expiration of outstanding options	8.24

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted as of December 31, 2022:

Risk-free interest rate	0.89%
Expected term (in years)	5.27
Expected volatility	63%
Expected dividend yield	0%

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

The total grant-date fair value of the options granted during the years ended December 31, 2022, and December 31, 2021, was $1,213,983 and $6,318, respectively. Stock-based compensation expense of $1,523 and $4,795 was recognized for the year ended December 31, 2022, and December 31, 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $0 as of December 31, 2022, which will be recognized over a weighted average period of one year from the grant date. The stock-based compensation was classified as general and administrative expense in the statements of operations.

9.	DEBT

As of December 31 2022
	Origination date	Interest Rate	Maturity Date	Accrued interest	Interest Expense	Current portion	Non-current portion	Total
PPP Loan #1	April 2020	1%	March 2025	$5,059	$2,644		$206,998	$206,998
PPP Loan #2	February 2021	1%	January 2026	6,289	2,283		228,332	228,332
EIDL Loan #1	July 2020	3.75%	June 2050	7,048	1,871		49,900	49,900
EIDL Loan #2	December 2020	3.75%	Novmeber 2050	4,300	3,053		81,400	81,400
Elevon	September 2022	0.00%	December 2023	-	-	129,000	-	129,000
Claudine Morgan	August 2021	Variable	On demand	4,975	4,167		80,000	80,000
Total				$27,671	$14,018	$129,000	$646,630	$775,630

As of December 31 2021
	Origination date	Interest Rate	Maturity Date	Accrued interest	Interest Expense	Current portion	Non-current portion	Total
PPP Loan #1	April 2020	1%	March 2025	$4,405	$4,405		$263,997	$263,997
PPP Loan #1	February 2021	1%	January 2026	2,017	2,017		228,332	228,332
EIDL Loan #1	July 2020	3.75%	June 2050	2,804	2,804		49,900	49,900
EIDL Loan #1	December 2020	3.75%	Novmeber 2050	3,236	3,236		81,400	81,400
Convertible Notes	2017 - 2021	12.00%	Triggering Event	305,783	95,349	887,500	-	887,500
Claudine Morgan	August 2021	2.75%	On demand	11,748	11,748		80,000	80,000
Total				$329,993	$119,559	$887,500	$703,629	$1,591,129

Payroll Protection Program Loans

In April 2020, the Company entered into a Paycheck Protection Program (“PPP”) loan for $263,997, with an interest rate of 1% and a maturity date set in April 2022. This loan is not secured. The balance of this loan was $206,998, and $263,997 as of December 31, 2022, and December 31, 2021, respectively.

In February 2021, the Company entered into a second PPP loan for $228,332, with an interest rate of 1% and a maturity date set in April 2026. This loan is not secured. The balance of this loan was $228,332 as of December 31, 2022, and December 31, 2021.

Economic injury and disaster loans

In April 2020, the Company received an advance of $10,000, under the Economic Injury and Disaster Loan (“EIDL”).

In July 2020 and December 2020, the Company entered into EIDLs for $39,900 and $81,400, respectively, with an interest rate of 3.75% and a maturity date in July and December 2050, respectively. These loans are secured by all tangible and intangible personal property of the Company. The total amount outstanding on all EIDLs was $131,300 as of December 31, 2022, and December 31, 2021.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

Convertible Notes

As of December 31, 2021, the Company has issued a total of $912,500 of 12% unsecured convertible notes (the “Notes”) due twenty-four months after initial issuance (“Maturity Date”). The Notes are unsecured. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

All convertible notes, and accrued interest were converted to  stock, in accordance with the terms thereof, during the year ended December 31, 2022.

There were no other events or transactions during this time which would have a material effect on these financial statements.

10.	Income Taxes

The provision for income taxes for the years ended December 31, 2022, and December 31, 2021, consists of the following:

As of December 31,	2022	2021

Provision for income taxes	$532,998	$494,008
Valuation allowance	(532,998)	(494,008)
Net provision for income tax	$-	$-

Significant components of the Company’s deferred tax assets and liabilities on December 31, 2022, and December 31, 2021, are as follows:

As of December 31,	2022	2021

Net operating loss	$5,880,788	$3,942,615
Valuation allowance	(5,880,788)	(3,942,615)
Net deferred tax asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $5,644,505, and the Company had state net operating loss (“NOL”) carryforwards of approximately $5,644,505. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

11.	Related Party

The Company has received advances from the founder and one stockholder since inception. As of December 31, 2022, and December 31, 2021, the balance of the advances owed to the founder was $49,593 and $5,635. These advances have no interest rate or specified maturity date.

In 2021, the Company received an advance from a related party in the amount of $80,000, due in one year, bearing a variable interest rate at PRIME plus 1%, adjusted annually on the anniversary of the loan. The interest rate ranged from 2.75% to 6.5%. As of December 31, 2022, the amount outstanding is $80,000 and is classified as long-term in due to related parties, net of non-current maturities on the balance sheets. Accrued interest as of December 31, 2022, and December 31, 2021, related to this advance was $4,975 and $11,748, respectively.

12.	Commitments and Contingencies

Operating Leases

The Company leases premises used by Andrew Christodoulides. Rent expenses related to this lease for the years ended December 31, 2022, and December 31, 2021, were $43,303 and $77,000, respectively.

The Company also leased two automobiles during the year ended December 31, 2021. One leased vehicle was returned to the dealership with no monies owed and the second was transferred to another unrelated party with no additional monies owed.

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

WeLIVV INC.

Notes to Financial Statements

For Year Ended to December 31, 2022 and December 31, 2021

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 24, 2023, which is the date the financial statements were available to be issued.

As of April 24, 2023, the Company has raised gross proceeds of $400,000   through Class B Non-Voting Common Stock Agreements – Bridge Equity Financing.

14.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,701.890, an operating cash flow loss of $1,969,805, and liquid assets in cash of $191,872, which is less than a year’s worth of cash reserves as of December 31, 2022. These factors normally raise doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBITS

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Company does not have an independent principal financial officer or accounting officer, so those duties are fulfilled by the company’s chief executive officer. Mr. Christodoulides and Mr. Levi constitute the entire board of directors of the Company.

WELIVV, INC.

By:	/s/ Andrew Christodoulides
Title:	Chief Executive Officer
Date:	4/30/23

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Andrew Christodoulides
Title:	Chief Executive Officer, Director
Date:	4/30/23

By:	/s/ Laurence Levi
Title:	Director
Date:	4/30/23